Room 4561

	March 7, 2006

W. Bruce Turner
President and Chief Executive Officer
GTECH Holdings Corporation
55 Technology Way
West Greenwich, Rhode Island 02817

Re:	GTECH Holdings Corporation
	Preliminary Proxy Statement on Schedule 14A filed February
23,
2006
	File No. 1-10228

Dear Mr. Turner:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. Please provide us with your analysis as to why the transaction does not constitute a "Rule 13e-3 transaction" within the meaning of
Rule 13e-3(a)(3) under the Exchange Act.  We note that Mr. W.
Bruce
Turner will be the chief executive officer and a director of and that senior management will also retain their positions with the surviving corporation as well as Lottomatica, the acquiring company. We further note that senior management expects to invest significantly in Lottomatica`s equity pursuant to Lottomatica`s planned rights offering. Please refer to Section II.D.3 of our Current Issues and
Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

2. We note that the consummation of the transaction is conditioned upon Lottomatica obtaining the necessary financing for the transaction. In turn, certain debt financing is conditioned upon Lottomatica obtaining and maintaining a corporate and senior loan credit rating of at least Baa3/BBB- by, respectively, Moody`s Investor Service and Standard & Poor`s. In light of this condition, it would appear that the financing for the transaction is not assured. Please explain to us why information for Lottomatica pursuant to Item 14(c)(1) of Schedule 14A is not required in accordance with Instruction 2(a) of Item 14 of Schedule 14A.


*              *              *              *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director


cc:	Via Facsimile
	Walter G. DeSocio
	Senior Vice President, General Counsel and Secretary
	GTECH Holdings Corporation
	Facsimile: (401) 392-4810